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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of March 2001

                         Commission file number: 1-14824

                               TNT POST GROEP N.V.


                                 Neptunusstraat 41-63
                                 2132 JA Hoofddorp
                                 The Netherlands


                    (address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                            FORM 20-F  X   FORM 40-F



        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)


                                 YES      NO    X



 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

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PRESS RELEASE

For Release in the United States only

Date: 16th March 2001

--------------------------------------------------------------------------------
DUTCH STATE PRICES TNT POST GROEP N.V. OFFERING AT EUR 22.50 PER SHARE; PROCEEDS OF EUR 787.5 MILLION
--------------------------------------------------------------------------------

The Dutch State, represented by the Ministry of Transport, Public Works and Water Management and the Ministry of Finance, is pleased to announce that the secondary offering of 35 million ordinary shares in TNT Post Groep N.V. has been successful. The offer price has been set at EUR 22.50 per share. The closing price of the shares on Euronext Amsterdam on March 15 was EUR 22.51. The proceeds for the Dutch State from the sale will be EUR 787.50 million.

The offering represents approximately 7.3% of TNT Post Groep N.V.'s outstanding share capital, and reduces the holding of the Dutch State in TNT Post Groep N.V. to approximately 36.0%.

The Dutch State has granted the Joint Global Coordinators a "greenshoe" option to acquire up to 5.25 million additional shares at the offer price. The greenshoe option can be exercised by the Joint Global Co-ordinators at any time until 19th April 2001. If exercised in full, this greenshoe option would further reduce the holding of the Dutch State in TNT Post Groep N.V. to approximately 34.9% and increase the total proceeds to approximately EUR 906 million.



For further information, please contact:


Dutch Ministry of Transport, Public Works and Water Management:
Wim van der Weegen
Telephone: +31 70 3517044
Wim.vdWeegen@cend.minvenw.nl

Dutch Ministry of Finance:
Stephan Schrover
Telephone: + 31 70 3427140
s.a.e.schrover@minfin.nl

This press release is not an offer for sale within the United States of any ordinary shares or any other security of TNT Post Groep N.V. Securities of TNT Post Groep N.V., including any offering of its ordinary shares, may not be offered or sold in the U.S. absent registration under U.S. securities laws or unless exempt from registration under such laws. The offering of TNT Post Groep N.V. shares described in this press release has not been and will not be registered under U.S. securities laws and, accordingly, any offer or sale of these securities may be made only in a transaction exempt from registration.

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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


Certain information contained in this press release is forward looking. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of TNT Post Groep N.V.'s control and which depend on events and circumstances which will occur in the future and TNT Post Groep N.V.'s relationship with the Dutch State. These factors, in addition to a number of other factors, could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to, market conditions, the Dutch State's policy goals and future actions and policies of the Dutch Parliament. You are cautioned not to put undue reliance on the forward-looking statements. TNT Post Groep N.V. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Please see TNT Post Groep N.V.'s most recent Form 20-F filed with the U.S. Securities and Exchange Commission, including the `Risk Factors' section, for further information about us and factors that may affect these forward-looking statements.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           TNT POST GROEP N.V.


                                           By:   /s/ JEROEN BRABERS
                                                 -------------------
                                                 Name: Jeroen Brabers
                                                 Title:  General Counsel




Date: March 16, 2001